Weil, Gotshal & Manges LLP 767 FIFTH AVENUE NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007	AUSTIN BEIJING BOSTON BUDAPEST DALLAS FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE PROVIDENCE SHANGHAI SILICON VALLEY WARSAW WASHINGTON, D.C. WILMINGTON

December 3, 2008

VIA EDGAR:

Securities and Exchange Commission

Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:     Ms. Peggy Kim
                   Special Counsel

Re:      Comverse Technology, Inc.
           (SEC File No. 005-39315)

           Tender Offer Statement Filed November 19, 2008

Dear Ms. Kim:

We are submitting this letter on behalf of our client, Comverse Technology, Inc. (the “Company”), in response to a comment letter to the Company, dated November 26, 2008 (the “Comment Letter”), received from the staff of the Securities and Exchange Commission (the “Commission”) relating to the Tender Offer Statement on Schedule TO, together with the exhibits filed therewith, including the Offer to Amend Eligible Options, filed by the Company with the Commission on November 19, 2008.

Enclosed with this letter is a memorandum from the Company setting forth the Company’s responses to the staff’s comments and the statement from the Company requested in the Comment Letter.

Please do not hesitate to contact the undersigned at (212) 310-8220 if you have any questions or further comments regarding, or wish to discuss, any of the matters addressed in this letter.

Sincerely,

David E. Zeltner

cc:        Cynthia Shereda,

Executive Vice President, General Counsel

and Corporate Secretary of

Comverse Technology, Inc.

December 3, 2008

Re:	Comverse Technology, Inc. – Tender Offer Statement on Schedule TO

This memorandum from Comverse Technology, Inc. (the “Company”) responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a comment letter to the Company, dated November 26, 2008, relating to the Tender Offer Statement on Schedule TO filed by the Company with the Commission on November 19, 2008 (the “Schedule TO”).

For ease of reference, each comment is printed below in bold face and is followed by the Company’s response. Any capitalized term not defined herein has the meaning ascribed to such term in Offer to Amend Eligible Options, dated November 19, 2008 filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Amend”).

Schedule TO-I

1.	Please file as correspondence the letter submitted to the staff on September 29, 2008.

We have complied with the staff’s comment by filing as correspondence the memorandum submitted to the staff on September 29, 2008.

2.

Please advise us as to why you believe that your financial statements are not material information to security holders in this offer. Refer to Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A.

Under Instruction 1 to Item 10 of Schedule TO, financial statements must be provided when the offeror's financial condition is material to security holder's decision whether to sell, tender or hold the securities sought. The facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.

Although the Company acknowledges that the offer being made pursuant to the Offer to Amend (the “Offer”) does not meet the conditions to the “safe harbor” provided by Instruction 2 to Item 10 of Schedule TO, the Company advises the staff that it believes that the inclusion of the Company’s financial statements in the Offer to Amend is not material information to the investment decision of security holders in the Offer for the following reasons:

•

pursuant to the terms of the Offer, the Eligible Optionees would not be commercially disadvantaged because under the terms of Offer, the New Exercise Price of the Eligible Portions of Eligible Options could either:

o	be reduced to less than the original exercise price of the options (which is the most likely scenario in light of the Company’s current stock price); or
o	increase to be higher than the original exercise price, in which case, the participating Eligible Optionees would receive a cash payment equal to the increase (less applicable withholding taxes);
•	as a result of the Offer:
o	the adverse tax consequences that participating Eligible Optionees would otherwise be subject to, would be eliminated; and
o	participating Eligible Optionees would not be required to amend their tax returns for tax years beginning on the first year in which the income should have been recognized; and
•	all the other terms of the Amended Options (including term and vesting) will remain unchanged.

Accordingly, the Company believes that under the terms of the Offer, Eligible Optionees only stand to gain from an improvement of the economic terms of the Amended Options and the elimination of the adverse tax consequences of Section 409A and any need to file amended tax returns. These benefits are not dependent on, and will be realized by Eligible Optionees regardless of, the Company’s financial condition or results of operations

Based on the closing price of the Company’s common stock as of December 2, 2008 of $5.89 per share, the Company believes that it is unlikely that Cash Payments will be required. Even if Cash Payments are required, the Company expects such Cash Payments to be immaterial. As disclosed in the Offer to Amend, if the closing price of the Company’s common stock on the expiration date of the Offer were, for example, $25 per share, the expected aggregate Cash Payment would be approximately $435,000. In a Current Report on Form 8-K furnished to the Commission on October 21, 2008 (which is incorporated by reference to the Offer to Amend), the Company disclosed information relating to its liquidity which indicates that any cash payment under the Offer, if any, would not be material to the Company.

In addition, if any Cash Payment is required to be made under the terms of the Offer, the Company intends to extend the Expiration Time of the Offer to 5:30 p.m., Eastern Time, on December 31, 2008 and pay such Cash Payment promptly after the expiration of the Offer as required under applicable securities laws. As a result, there will not be a significant lapse of time between the closing date of the Offer and date on which participating Eligible Optionees will receive the Cash Payments as was the case in the “prompt payment exemptive letters.” Therefore, absent unforeseen exigent circumstances, Eligible Optionees will not be exposed to any risks associated with a material adverse effect on the Company’s business between the Expiration Time and the date of payment. Accordingly, in making their investment decision Eligible Optionees will not be required to assess the Company’s ability to meet its payment obligations, if any, under the terms of the Offer.

3.

We note that you are not eligible to use Form S-8. Please advise us as to how you are complying with the requirements of the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Please also specifically address the compensatory purpose of the offer.

The Company advises the staff that it believes that, with the exception of the issuer Form S-8 eligibility requirement, the Offer complies with staff’s No Action, Interpretive and/or Exemptive Order: Issuer Exchange Offer Conducted for Compensatory Purposes, dated March 21, 2001 (the “Exemptive Order”) for the following reasons:

•

the options subject to the Offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the options offered in the Offer will be issued under such an employee benefit plan;

•	the extension of the Offer being made to current and former employees is consistent with the requirements of the Exemptive Order that the Offer be conducted for compensatory purposes for the following reasons:
o

current and former employees were granted Eligible Options as a form of non-cash compensation and as a performance incentive, during, and for, their service or employment with the Company or its subsidiaries;

o

due to the Company’s delinquency in filing its periodic reports and the resulting suspension of the use of the Company’s registration statement on Form S-8, current and former employees were and still are unable to exercise or sell their Eligible Options;

o

the sole purpose of the Offer is to eliminate adverse tax consequences of Section 409A of the Internal Revenue Code to which current and former employees would be subject through no fault of their own;

o	the terms of the Offer equally apply to current and former employees;
o	as discussed in the response to Comment 2 above, pursuant to the terms of the Offer, Eligible Optionees would not be commercially disadvantaged.

The Company believes that the extension of the Offer to former employees and the equal treatment of both current and former employees in this instance:

•

would serve the Company’s relationship with, and retention objectives for, current employees, which might be adversely affected if they believe the Company does not make every effort to allow its former employees to avoid adverse tax consequences; and

•	help maintain the Company’s good reputation as an employer in the marketplace.

The Company notes that the Offer does not rely on the exemptive letters providing relief from the prompt payment requirement under Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act to facilitate such offers, as it was a condition, in these letters that, in addition to being eligible for the exemption provided by the Exemptive Order, the offer be made only to current employees1. As disclosed in the Offer to Amend, if any Cash Payment is required to be made under the terms of the Offer, the Company intends to extend the Expiration Time of the Offer to 5:30 p.m., Eastern Time, on December 31, 2008 and pay such Cash Payment promptly after the expiration of the Offer as required under applicable securities laws. However, in compliance with the applicable provisions of Section 409A, no Cash Payment will be made before January 1, 2009.

With respect to the Company’s failure to meet the issuer Form S-8 eligibility requirement under the Exemptive Order, the Company notes to the staff that as disclosed in the Offer to Amend, as a result of the Company’s delinquency in the filing of periodic reports, the Company determined in April, 2006 that it could no longer use its registration statement on Form S-8 and, consequently, suspended any exercise of options until it is able to become current in its periodic reporting under the Securities Exchange Act of 1934, as amended. As the Company has been unable to become current with its periodic reporting obligations, the exercise suspension continues to be in effect. Accordingly, Eligible Optionees who participate in the Offer will continue to be subject to the exercise suspension and no shares will be sold by the Company without registration under the Securities Act of 1933, as amended, or an exemption therefrom.

Offer to Amend

4.

We note that on page 6 you state that you will assess whether you are permitted to make the offer in all jurisdictions, and that in the event that you determine that you are not legally able to make the offer in a particular jurisdiction, you reserve the right to withdraw the offer in that particular jurisdiction. Please note that the all-holders provision in Rule 13e-4(f) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i).

The Company acknowledges the staff’s comment that the all-holders provision in Rule 13e-4(f) applies equally to U.S. as well as non-U.S. target holders.

However, the Company respectfully submits to the staff that the exemption under the Exemptive Order eliminates the limitations that the all holders and best price rules place on issuers' ability to structure exchange offers in a manner consistent with their compensation policies and practices and that in the Exemptive Order the Commission expressed its belief that these exchange offers do not present the same concerns caused by discriminatory treatment among security holders that Rules 13e-4(f)(8)(i) and (ii) were intended to address.

____________________

1 See letters to CNET Networks, Inc., dated February 28, 2007, Adobe Systems Incorporated, dated February 28, 2007, Juniper Networks, Inc., dated March 6, 2007, Chordiant Software, Inc., dated March 26, 2007, HCC Insurance Holdings, Inc. dated June 12, 2007 and Microtune, Inc., dated September 12, 2007.

The Company respectfully submits to the staff that the all-holders rule, even if otherwise applicable, should not put the Company in the position of being forced by federal law either to abandon its Offer completely (and thus fail to provide its employees with relief from the adverse tax consequences of Section 409A) because local law would prohibit the Offer from being made to residents of a particular jurisdiction or to violate the law of that particular jurisdiction in trying to provide such benefit to its employees. We note that the Company is not aware of any restriction on its ability to make the Offer to any Eligible Optionees.

The Company believes that the position presented above is consistent with the considerations which led the Commission to promulgate an exception to the all-holders rule. Under Rule 13e-4(f)(9)(ii), the all-holders provision does not prohibit an issuer or affiliate from making a tender offer excluding all security holders in a state where the issuer or affiliate is prohibited from making the tender offer by administrative or judicial action pursuant to a state statute after a good faith effort by the issuer or affiliate to comply with such statute. This exception to the rule was prompted to address the concern that the Commission should not put an offeror in the position of being forced by federal law either to abandon its offer completely because state law would prohibit the offer from being made to residents of a particular state or to violate the law of that particular jurisdiction2. Considering this concern, the Commission, in adopting the rule and the exception, has sought to minimize the impact of the-all holders rule on otherwise constitutionally valid state statutes3. The Company notes that, although this analysis applies to conflicts between federal and state law, the concern exists also in the case of conflicts between U.S. federal laws and the laws of non-U.S. jurisdictions. The Company also believes that the analysis set forth in interpretive guidance in section II.G.1. of SEC Release 33-8957 relates to the mere exclusion of non-U.S. holders for reasons other than conflict with local law. Accordingly, the Company respectfully submits to the staff that Rule 13e-4(f)(9)(ii) should equally apply to offers made to non-U.S. holders. The Company confirms that it will make a good faith effort to comply with conflicting statutes, if any, in any jurisdiction.

Additional Revisions to Offer to Amend

The Company acknowledges that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. The Company will refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer. Additionally, the Company has deleted the note on forward-looking statements on page 49.

___________________

2 See SEC Release No. 34-23421.

3 See SEC Release No. 34-23421.

ACKNOWLEDGEMENT

Comverse Technology, Inc. (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings (Schedule TO filed November 19, 2008, as amended or supplemented);
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMVERSE TECHNOLOGY, INC.

By:	/s/ Cynthia Shereda
	Name:	Cynthia Shereda
Executive Vice President, General Counsel and Corporate Secretary